Exhibit 99.1

Press release

WiLAN Provides Litigation Update

WiLAN succeeds in keeping litigation against Hon Hai in Florida State Court

OTTAWA, Canada – April 25, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) provided a litigation update.

On October 1, 2012, WiLAN filed a law suit against Hon Hai Precision Industry Co. Ltd. ("Hon Hai") in Florida State Court concerning Hon Hai's breach of a license agreement signed with WiLAN in January 2008 relating to television technologies.

Hon Hai sought to move the case to Federal Court, arguing that United States patent laws were at issue for which United States Federal Courts have exclusive jurisdiction. WiLAN filed a Motion to keep the case in State Court, because WiLAN believed the case largely involved a contract dispute, which is the proper purview of the State Court.

On April 24, 2013, Judge Dimitrouleas granted WiLAN’s Motion to keep the case in Florida State Court.

The Court found that WiLAN had alleged a theory of breach that did not invoke federal questions and that Hon Hai’s assertions that federal questions were invoked were merely alleged defenses to the breach of contract action and do not establish federal jurisdiction.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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